I-AM Capital Acquisition Company

1345 Avenue of the Americas, 2nd Floor

New York, NY 10105

Telephone: (212) 878-3684

August 7, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attn: Amanda Ravitz

Re:	I-AM Capital Acquisition Company
Amendment No. 1 to Registration Statement on Form S-1
Submitted July 31, 2017
Registration Number 333-219251

Dear Ms. Ravitz:

Pursuant to a telephone conversion between legal counsel of I-AM Capital Acquisition Company, a Delaware corporation (the “Company,” “we,” “our” or “us”) and the staff (the “Staff”) of the U.S. Securities and Exchange Commission, we hereby transmit our proposed changes to Amendment No. 1 to our Registration Statement on Form S-1 in response to the oral comment of the Staff received on August 4, 2017.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, followed by the Company’s proposed response. Disclosure changes made in response to the Staff’s comment will be made in Amendment No. 2 to our Registration Statement on Form S-1.

1. Please clarify the legal relationship between the new advisor and the Company and state whether he is an employee, director or officer, and whether he has fiduciary obligations.

The Company proposes to include the following additional disclosure regarding the relationship with its special advisor, with the changes underlined for easy reference.

“Advisor

The following individual will serve as a special advisor to our board of directors upon effectiveness of the registration statement of which this prospectus forms a part. He is not an employee, director or officer of ours and has no obligation to provide advice or services to us. Furthermore, he will not perform board or committee functions, nor will he have any voting or decision making capacity on our behalf. He will also not be subject to the fiduciary requirements to which our board members are subject.”

We thank the Staff in advance for its consideration of these changes. Should you have any questions regarding the foregoing, please contact Stuart Neuhauser, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely,

I-AM Capital Acquisition Company

By: /s/ F. Jacob Cherian

Name: F. Jacob Cherian

Title: Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Loeb & Loeb LLP